PRICING SUPPLEMENT
------------------
(To prospectus dated January 21, 2000 and prospectus supplement dated January 21, 2000)

                                 $400,000,000

                         KeySpan Gas East Corporation

                      7 7/8% Notes due February 1, 2010

                   Guaranteed Fully and Unconditionally by

                              KeySpan Corporation

                            ----------------------

      Interest on the notes will be payable on February 1 and August 1 of each year beginning on August 1, 2000. The notes will mature on February 1, 2010. The notes will be unsecured and unsubordinated obligations of KeySpan Gas East Corporation, doing business as Brooklyn Union of Long Island, the Issuer, and will rank equally with the Issuer's other unsecured and unsubordinated debt. Each note will be issued in denominations of $1,000 and integral multiples of $1,000. For more information on the notes, see "Description of the Notes" in the accompanying prospectus supplement and "Description of Securities--Description of Debt Securities" in the accompanying prospectus.

     The Issuer may redeem the notes at any time in whole or in part before maturity at a make-whole redemption price described more fully in this pricing supplement.

     The payment of principal, premium, if any, and interest on the notes will be guaranteed fully and unconditionally by KeySpan Corporation, doing business as KeySpan Energy, the Guarantor. For more information on the guarantees, see "Description of Securities--Description of the Guarantees" in the accompanying prospectus.

          Investing in the notes involves certain risks which are described in the "Risk Factors" section beginning on page S-3 of the accompanying prospectus supplement.

                            ----------------------

                                            Per Note                    Total
                                            --------                    -----
Public offering price<F1> . . . . . .        99.836%             $399,344,000

Underwriting discount . . . . . . . .           .65%               $2,600,000

Proceeds, before expenses, to KeySpan        99.186%             $396,744,000
Gas East Corporation  . . . . . . . .

[FN]
<F1> Plus accrued interest from February 1, 2000, if settlement occurs after that date.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

     The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about February 1, 2000.

                            ----------------------

Merrill Lynch & Co.
                             Chase Securities Inc.
                                                             J.P. Morgan & Co.

                            ----------------------

           The date of this pricing supplement is January 27, 2000.

                                USE OF PROCEEDS

     The net proceeds from the offering of the notes will be used to reimburse the Guarantor for $397 million of indebtedness of the Guarantor allocated to the Issuer, which was repaid by the Guarantor in July 1999. The indebtedness had an interest rate of 7.3%.

                              RECENT DEVELOPMENT

     The following tables set forth selected financial information for the Guarantor for the three months ended December 31, 1998 and 1999, the nine months ended December 31, 1998 and the twelve months ended December 31, 1999:

                                Three Months Ended        Three Months Ended
                              December 31, 1998 <Fa>      December 31, 1999
                              ----------------------      -----------------
Operating Revenues  . .                $723,044,000              $911,509,000
Net Income (Loss) . . .               $(186,527,000)              $83,385,000

                                Nine Months Ended        Twelve Months Ended
                            December 31, 1998 (a), (b)    December 31, 1999
                            -------------------------    -------------------
Operating Revenues  . .              $1,728,481,000            $2,954,613,000
Net Income (Loss) . . .               $(166,933,000)             $258,611,000

[FN]
<Fa> Reported results reflect after-tax charges related to the transaction with the Long Island Power Authority of $97.6 million for the quarter and $107.9 million for the nine months ended December 31, 1998. In addition, reported results for both periods reflect charges associated with an early retirement program and the write-off of a customer billing system that was in development for $83.5 million after-tax. Further, results for both periods include the Guarantor's share of a non-cash impairment charge recorded by a Guarantor subsidiary of $54.1 million after-tax to reflect the effect of low wellhead prices on the valuation of proved gas reserves and a $13.0 million after-tax donation to establish the KeySpan Foundation.

<Fb> As required by purchase accounting rules, operating revenues include the results of the former Long Island Lighting Company only for the period April 1, 1998 through May 28, 1998 and of the consolidated entity, KeySpan Corporation, for the period May 29, 1998 through December 31, 1998. Due to the change in the Guarantor's fiscal year-end from March 31 to December 31 these results exclude revenues from the Guarantor's prime gas-heating months of January, February and March.

                              TERMS OF THE NOTES

     The notes are Fixed Rate Notes (as defined in the accompanying prospectus supplement) and are part of a series of Medium-Term Notes Due Nine Months or More from Date of Issue, Series A, of the Issuer described in the accompanying prospectus and prospectus supplement. The notes will bear interest at the rate per annum shown on the cover page of this pricing supplement from February 1, 2000, or from the most recent date to which interest has been paid. Interest will be payable on February 1 and August 1 of each year, beginning on August 1, 2000, to the persons in whose names the notes are registered at the close of business on the fifteenth calendar day, whether or not a business day, immediately preceding the interest payment date. Interest payable at maturity will be payable to the person to whom principal is payable. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months. The notes will mature on February 1, 2010.

     The notes will be unsecured and unsubordinated obligations of the Issuer and will rank equally with all the Issuer's other unsecured and unsubordinated debt.

     The payment of principal, premium, if any, and interest on the notes will be guaranteed fully and unconditionally by the Guarantor.

     The notes will be issued in book-entry form through the facilities of The Depository Trust Company in minimum denominations of $1,000 and integral multiples of $1,000.

     Optional Redemption

     The notes will be redeemable at the option of the Issuer, in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of their principal amount and (ii) the sum, as determined by the Independent Investment Banker, of the present values of the principal amount and the remaining scheduled payments of interest on the notes to be redeemed, discounted from their scheduled payment dates to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus accrued but unpaid interest thereon to the redemption date.

     Notice of any redemption must be given at least 30 days but not more than 60 days before the redemption date to each registered holder of notes to be redeemed. If money sufficient to pay the redemption price of and accrued interest on all of the notes (or portion thereof), to be redeemed on the redemption date is deposited with the trustee on or before the redemption date and certain other conditions are satisfied, then on and after such date, interest will cease to accrue on such notes (or such portion thereof), called for redemption.

     "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated on the third business day preceding that redemption date using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date, plus 25 basis points.

     "Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes to be redeemed.

     "Comparable Treasury Price" means, with respect to any redemption date, the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

     "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the trustee after consultation with the Issuer.

     "Reference Treasury Dealers" means Merrill Lynch Government Securities Inc., Chase Securities Inc., J.P. Morgan Securities Inc. and Salomon Smith Barney Inc. or their affiliates which are primary U.S. Government securities dealers, and their respective successors and any other primary U.S. Government securities dealers in New York City (each a "Primary Treasury Dealer") selected by the Issuer in addition to, or in substitution for, such firms. However, if any of the foregoing ceases to be a Primary Treasury Dealer, the Issuer will substitute another Primary Treasury Dealer.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding the redemption date.

                            ----------------------

     For further information regarding the terms of the notes, see "Description of the Notes" in the accompanying prospectus supplement and

"Description of Securities--Description of Debt Securities" in the accompanying prospectus. The guarantees are described under the caption "Description of Securities--Description of the Guarantees" in the prospectus.

                       SUPPLEMENTAL PLAN OF DISTRIBUTION

     The Issuer, the Guarantor and the underwriters named below have entered into a distribution agreement dated January 21, 2000, as supplemented by a terms agreement dated January 27, 2000. Subject to conditions, each of the underwriters has severally and not jointly agreed to purchase from the Issuer the principal amount of the notes indicated in the following table:

                                                                Principal
                    Underwriter                                  Amount
                    -----------                                 ---------

Merrill Lynch, Pierce, Fenner & Smith
            Incorporated  . . . . . . . . . . . . . . . .     $240,000,000

Chase Securities Inc. . . . . . . . . . . . . . . . . . .       80,000,000
                                                                80,000,000
J.P. Morgan Securities Inc. . . . . . . . . . . . . . . .       ----------

                    Total   . . . . . . . . . . . . . . .     $400,000,000
                                                              ------------
                                                              ------------


     The underwriters have informed the Issuer that they propose initially to offer the notes to the public at the public offering price set forth on the cover page of this pricing supplement, and also to dealers at the public offering price minus a concession not in excess of .4 % of the principal amount per note. The underwriters and the dealers they have sold notes to may grant a discount not in excess of .25% of the principal amount per note to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Issuer estimates that the total expenses of the offering payable by the Issuer, excluding underwriting discounts and commissions, will be approximately $515,000. The underwriters have agreed to reimburse the Issuer for certain of its expenses.

     Prior to the offering, there has been no public market for the notes. The Issuer has been advised by the underwriters that they intend to make a market in the notes but are not obligated to do so and may discontinue any market making at any time without notice. The notes will not be listed on any stock exchange and it is possible that there will be no secondary market for the notes or that there will be little or no liquidity in a secondary market if one develops.

     The Issuer has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. For more information on how the notes will be distributed, see "Plan of Distribution" in the accompanying prospectus and "Plan of Distribution" in the accompanying prospectus supplement.

     Merrill Lynch, Pierce, Fenner & Smith Incorporated, Chase Securities Inc. and J.P. Morgan Securities Inc. may provide investment banking services to the Issuer and the Guarantor and their affiliates from time to time. Chase Securities Inc. and J.P. Morgan Securities Inc. are affiliated with commercial banking institutions that may from time to time in the ordinary course of their business engage in general financing and banking transactions with the Issuer and the Guarantor and their affiliates. Chase Securities Inc. is an affiliate of the trustee.

 PROSPECTUS SUPPLEMENT
(To Prospectus dated January 21, 2000)

                                 $600,000,000
                                    [LOGO]
                         KEYSPAN GAS EAST CORPORATION
                          Medium-Term Notes, Series A
                  Due Nine Months or More from Date of Issue
                    Guaranteed Fully and Unconditionally by
                              KEYSPAN CORPORATION
                           _________________________
The Notes:

- The Issuer will offer notes from time to time and specify the terms and conditions of each issue of notes in a pricing supplement.

-    The notes will be senior unsecured debt securities of the Issuer.

- The notes will have stated maturities of nine months or more from the date they are originally issued.

- The Issuer will pay amounts due on the notes in U.S. dollars or any other consideration described in the applicable pricing supplement.

- The notes may bear interest at fixed or floating rates or may not bear any interest. If the notes bear interest at a floating rate, the floating rate may be based on one or more indices or formulas plus or minus a fixed amount or multiplied by a factor.

- The Issuer will specify whether the notes can be redeemed or repaid before their maturity and whether they are subject to mandatory redemption, redemption at the option of the Issuer or repayment at the option of the holder of the notes.

The Guarantees:

 - The payment of principal, premium, if any, and interest, if any, on the notes will be guaranteed fully and unconditionally by KeySpan Corporation, as Guarantor.

                INVESTING IN THE NOTES INVOLVES CERTAIN RISKS.
                        SEE "RISK FACTORS" ON PAGE S-3.


                                                                            Per Note                          Total(1)
                                                                   --------------------------    ---------------------------------
Public Offering Price . . . . . . . . . . . . . . . . . . . . .                    100%              $600,000,000
Agents' Discounts and Commissions . . . . . . . . . . . . . . .             .125%-.750%              $750,000-$4,500,000
Proceeds, before expenses, to KeySpan Gas East Corporation  . .         99.875%-99.250%              $599,250,000-$595,500,000

(1)  Or the equivalent in one or more foreign currencies or currency units.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement, the accompanying prospectus or any pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

     The Issuer may sell notes to the agents referred to below as principal for resale at varying or fixed offering prices or through an agent as agent using its reasonable efforts on the Issuer's behalf. The Issuer may also sell notes without the assistance of any agent, whether acting as principal or as agent.

     If the Issuer sells other securities referred to in the accompanying prospectus, the amount of notes that the Issuer may offer and sell under this prospectus supplement may be reduced.
                           _________________________
Merrill Lynch & Co.
                             Chase Securities Inc.
                                                             J.P. Morgan & Co.
                           _________________________


          The date of this prospectus supplement is January 21, 2000.

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                          Page
                                                                          ----
Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    S-4
Description of the Notes  . . . . . . . . . . . . . . . . . . . . . . .    S-6
United States Federal Income Tax Consequences . . . . . . . . . . . . .   S-33
Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . .   S-43


                                  Prospectus

                                                                          Page
                                                                          ----
About this Prospectus . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
Where You Can Find More Information . . . . . . . . . . . . . . . . . . . .  1
Forward-looking Statements  . . . . . . . . . . . . . . . . . . . . . . . .  2
The Issuer and the Guarantor  . . . . . . . . . . . . . . . . . . . . . . .  3
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
Ratio of Earnings to Fixed Charges  . . . . . . . . . . . . . . . . . . . .  5
Description of Securities . . . . . . . . . . . . . . . . . . . . . . . . .  6
Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . . . . 16
Legal Opinions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18


     As used in this prospectus supplement, except as the context otherwise requires, "Guarantor" means KeySpan Corporation, "Issuer" means KeySpan Gas East Corporation and references to "we" "us" and "our" mean KeySpan Corporation, together with its consolidated subsidiaries, including KeySpan Gas East Corporation.

                                 RISK FACTORS

     Your investment in the notes involves certain risks. In consultation with your own financial and legal advisers, you should carefully consider, among other matters, the following discussion of risks before deciding whether an investment in the notes is suitable for you. The notes are not an appropriate investment for you if you are unsophisticated with respect to the significant components of their relationships.

STRUCTURE RISKS OF NOTES INDEXED TO INTEREST RATE, CURRENCY OR OTHER INDICES OR FORMULAS

     If you invest in notes indexed to one or more interest rate, currency or other indices or formulas, there will be significant risks not associated with a conventional fixed rate or floating rate debt security. These risks include fluctuation of the indices or formulas and the possibility that you will receive a lower, or no, amount of principal, premium or interest and at different times than you expected. We have no control over a number of matters, including economic, financial and political events, that are important in determining the existence, magnitude and longevity of these risks and their results. In addition, if an index or formula used to determine any amounts payable in respect of the notes contains a multiplier or leverage factor, the effect of any change in that index or formula will be magnified. In recent years, values of certain indices and formulas have been volatile and volatility in those and other indices and formulas may be expected in the future. However, past experience is not necessarily indicative of what may occur in the future.

REDEMPTION MAY ADVERSELY AFFECT YOUR RETURN ON THE NOTES

     If your notes are redeemable at the Issuer's option or are otherwise subject to mandatory redemption, the Issuer may, in the case of optional redemption, or must, in the case of mandatory redemption, choose to redeem your notes at times when prevailing interest rates may be relatively low. Accordingly, you generally will not be a documents. We have included copies of these documents in an exhibit to our registration statement of which this prospectus is a part.

     The SEC allows the Guarantor to "incorporate by reference" the information the Guarantor files with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that the Guarantor files with the SEC will automatically update and supersede this information. The Guarantor incorporates by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the Issuer sells all the debt securities.

     - Annual Report on Form 10-K of KeySpan Corporation (formerly known as MarketSpan Corporation) for the transition period from April 1, 1998 to December 31, 1998;

     - Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999;

     -  Quarterly Report on Form 10-Q for the quarterly period ended June
        30, 1999;

     - Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999;

     - Current Reports on Form 8-K dated February 4, 1999, February 12, 1999, March 31, 1999, May 20, 1999, June 22, 1999, September 16,
        1999, November 5, 1999, December 2, 1999 and January 19, 2000.

     You may request a copy of these filings, at no cost, over the Internet at our web site at http://www.keyspanenergy.com or by writing or telephoning us at the following address:

                            Investor Relations
                            KeySpan Corporation
                           One MetroTech Center
                         Brooklyn, New York, 11201
                              (718) 403-3265

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement or term sheet. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

                        FORWARD-LOOKING STATEMENTS


     Some of the information included in this prospectus, any prospectus supplement or term sheet and the documents we have incorporated by reference contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Such statements relate to future events or our future financial performance. We use words such as "anticipate", "believe", "expect", "may", "project", "will" or other similar words to identify forward-looking statements.

     Without limiting the foregoing, all statements relating to our

     -  anticipated capital expenditures,

     -  future cash flows and borrowings,

     -  pursuit of potential future acquisition opportunities, and

     -  sources of funding
are forward-looking statements. These forward-looking statements are based on numerous assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks and actual results may differ materially from those discussed in these statements.

     Among the factors that could cause actual results to differ materially are:

     -  available sources and costs of fuel;

     - federal and state regulatory initiatives that increase competition, threaten cost and investment recovery and impact rate structure;

     -  our ability to successfully reduce our cost structures;

     -  the successful integration of our subsidiaries;

     -  the degree to which we develop unregulated business ventures;

     - our ability to identify and make complementary acquisitions, as well as the successful integration of those acquisitions; and

     -  inflationary trends and interest rates.


     When considering these forward-looking statements, you should keep in mind the cautionary statements in this document, any prospectus supplement or term sheet and the documents incorporated by reference. We will not update these statements unless the securities laws require us to do so.

                       THE ISSUER AND THE GUARANTOR


The Issuer


     The Issuer, KeySpan Gas East Corporation, does business under the name Brooklyn Union of Long Island. It is a wholly owned subsidiary of KeySpan Corporation, which does business under the name KeySpan Energy.

     The Issuer conducts the gas distribution business formerly carried on by the Long Island Lighting Company. It sells, distributes and transports natural gas in a service territory of approximately 1,230 square miles in the Long Island counties of Nassau and Suffolk and the Rockaway peninsula of Queens County. It owns and operates gas distribution, transmission and storage systems that consist of approximately 6,292 miles of distribution pipelines, 333 miles of transmission pipelines and a gas storage facility. The Issuer serves approximately 467,000 customers, of which approximately 418,000, or 90%, are residential.

     The Issuer offers gas for sale to residential customers on a "firm" basis, and to commercial and industrial customers on a "firm" or "interruptible" basis. The Issuer offers "firm" service to customers under rate schedules or contracts that anticipate no interruptions. It offers "interruptible" service to customers under rate schedules or contracts that anticipate and permit interruption on short notice, generally in peak-load seasons. Gas is available at any time of the year on an "interruptible" basis, if the supply is sufficient and the supply system is adequate.

     The Issuer also participates in the interstate markets by releasing pipeline capacity or bundling pipeline capacity with gas for "off-system" sales. An "off-system" customer consumes gas at facilities located outside the Issuer's service territory, by connecting to the Issuer's facilities or one of its transporter's facilities, at a point of delivery agreed to by the Issuer and the customer.

     The Issuer purchases its natural gas for sale to its customers under long-term supply contracts and short-term spot contracts. This gas is transported under both firm and interruptible transportation contracts. In addition, the Issuer has commitments from third parties for the provision of gas storage capability and peaking supplies.

     The Issuer was incorporated in 1998 when all of the assets used in the gas distribution business formerly owned by the Long Island Lighting Company were transferred to it. The principal address of the Issuer is 175 East Old Country Road, Hicksville, New York 11801.

The Guarantor

     The Guarantor was formed in connection with a business combination in May 1998 of KeySpan Energy Corporation, the parent of The Brooklyn Union Gas Company, and certain businesses of the Long Island Lighting Company. Our core business is gas distribution, conducted by our two subsidiaries, Brooklyn Union of New York and the Issuer, which together distribute gas to approximately 1.6 million customers.


     We are also a major, and growing, generator of electricity. We own and operate five large generating plants and 42 smaller facilities in Nassau and Suffolk Counties on Long Island and a major facility in Queens County in New York City. Under contractual arrangements, we provide power, electric transmission-and-distribution services, billing and other customer services for approximately one million electric customers of the Long Island Power Authority. Our other subsidiaries are involved in gas storage, wholesale and retail gas and electric marketing, appliance service, and large energy-system ownership, installation and management. We also invest in, and participate in the development of, pipelines and other energy projects, domestically and internationally.

     In November 1999, the Guarantor and Eastern Enterprises ("Eastern") announced that they had signed a definitive merger agreement under which we will acquire all of the common stock of Eastern for $64.00 per share in cash. The transaction has a total value of approximately $2.5 billion ($1.7 billion in equity and $0.8 billion in assumed debt and preferred stock). The Guarantor expects to raise $1.7 billion of initial financing for the transaction in short-term markets which will ultimately be replaced with long-term financing. The transaction will be accounted for as a purchase.

     Eastern owns and operates Boston Gas Company, Colonial Gas Company, Essex Gas Company, Midland Enterprises Inc., Transgas Inc. and ServicEdge Partners, Inc. The following table shows Eastern's revenues, operating earnings and net earnings for the years 1996 through 1998 and the nine months ended September 30, 1998 and 1999:


                                                      Nine Months Ended
                          Years Ended December 31,      September 30,
                           1996     1997      1998      1998    1999(1)
                                        ($ in thousands)

Revenues  . . . . . $1,057,271  $1,023,740   $935,264     $677,228     $660,327
Operating earnings  $  130,234  $  115,317   $100,405     $ 62,902     $ 54,813
Net earnings  . . . $   64,501  $   55,916   $105,981<F2> $$86,348<F2> $ 26,905

<F1>  Eastern acquired Colonial Gas Company on August 31, 1999 in a transaction accounted for as a purchase.
<F2>  Includes reversal of reserves resulting in an extraordinary gain of
     $48.4 million on an after-tax basis.

At September 30, 1999, Eastern had total assets of $1.9 billion, long-term debt and preferred stock of $0.5 billion and shareholders' equity of $0.7 billion.

     In July 1999, Eastern announced it had entered into an agreement to acquire EnergyNorth Inc., owner of New Hampshire's largest natural gas distributor. EnergyNorth is located across the border from, but contiguous to, areas served by Eastern's gas distribution subsidiaries. In connection with our acquisition of Eastern, Eastern has amended its agreement with EnergyNorth to provide for an all cash acquisition of EnergyNorth shares at a price per share of $61.13. The restructured EnergyNorth merger is expected to close contemporaneously with the KeySpan/Eastern transaction.


     The merger of KeySpan Corporation and Eastern is conditioned, among other things, upon the approval of Eastern's shareholders, the SEC and the New Hampshire Public Utility Commission. We anticipate that the transaction can be completed in 6 to 9 months but we are unable to determine when or if all of the required approvals will be obtained.


     The increased size and scope of the combined organization should enable the combined company to provide enhanced, cost-effective customer service and to capitalize on the above-average growth opportunities for natural gas in the Northeast and provide additional resources to our unregulated businesses. The combined company will serve approximately 2.4 million customers.

                             USE OF PROCEEDS


     The Issuer plans to use the proceeds of the offering for the satisfaction of outstanding obligations, the construction of utility plants, for reimbursement of the Issuer's treasury, and for any other proper corporate purposes, including investment in short-term securities.

                    RATIO OF EARNINGS TO FIXED CHARGES


     The following table shows our consolidated ratio of earnings to fixed charges for the periods indicated.

                                              Nine Months   Nine Months
                Years Ended                      Ended         Ended
--------------------------------------------------------------------------
 December    December                March                   September
   31,         31,      March 31,     31,    December 31,       30,
   1995        1996       1997       1998        1998          1999
--------------------------------------------------------------------------
   2.06        2.15       2.21       2.44         <F1>          3.31

<F1>  For the nine months ended December 31, 1998, earnings were insufficient to cover fixed charges by $365.0 million. During the nine months ended December 31, 1998, the Guarantor incurred the following special charges (after tax): charges associated with the transaction with the Long Island Power Authority of $107.9 million; charges associated with the combination of Long Island Lighting Company's gas and electric services businesses with KeySpan Energy Corporation of $83.5 million; an impairment charge of $54.1 million to write-down the value of proved gas reserves; and a charge of $13.0 million to establish a not-for-profit philanthropic foundation.

                        DESCRIPTION OF SECURITIES


     The debt securities and the guarantees will be issued under an indenture, dated as of December 1, 1999, among the Issuer, the Guarantor and The Chase Manhattan Bank, as trustee. The indenture provides for the issuance from time to time of debt securities in an unlimited dollar amount and an unlimited number of series. The debt securities will be guaranteed by the Guarantor under the guarantees described below.

     The following description of the terms of the debt securities and the guarantees summarizes the material terms that will apply to the debt securities and the guarantees. The description is not complete, and we refer you to the indenture, a copy of which is an exhibit to the registration statement of which this prospectus is a part. For your reference, in several cases below we have noted the section in the indenture that the paragraph summarizes. Capitalized terms have the meanings assigned to them in the indenture. The referenced sections of the indenture and the definitions of capitalized terms are incorporated by reference in the following summary.

     Prospective purchasers of debt securities should be aware that special U.S. Federal income tax, accounting and other considerations may be applicable to instruments such as the debt securities. The prospectus supplement or term sheet relating to an issue of debt securities will describe these considerations, if they apply.


                      Description of Debt Securities


Specific terms of each series

     Each time that the Issuer issues a new series of debt securities, the prospectus supplement or term sheet relating to that new series will specify the particular amount, price and other terms of those debt securities. These terms may include:

     -  the title of the debt securities;

     - any limit on the total principal amount ayed delivery contracts, the prospectus supplement or term sheet will state that as well as the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

Agents


     The Issuer may also sell debt securities through agents designated by us from time to time. We will name any agents involved in the offer or sale of the debt securities and will list commissions payable by the Issuer to these agents in the prospectus supplement or term sheet. These agents will be acting on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in the prospectus supplement or term sheet.

Direct sales


     The Issuer may sell debt securities directly to purchasers. In this case, the Issuer will not engage underwriters or agents in the offer and sale of debt securities.

Remarketing transactions


     The Issuer may also sell debt securities that we have purchased, redeemed or repaid through one or more remarketing firms acting as principals for their own accounts or as our agents. The applicable prospectus supplement or term sheet will identify any remarketing firms and describe the terms of our agreement with them and their compensation. Remarketing firms may be deemed to be underwriters of the debt securities under the Securities Act of 1933, as amended.

Indemnification


     We may indemnify underwriters, dealers or agents who participate in the distribution of debt securities against certain liabilities, including liabilities under the Securities Act, and agree to contribute to payments which these underwriters, dealers or agents may be required to make.

No assurance of liquidity


     Each series of debt securities will be a new issue of securities with no established trading market. Any underwriters that purchase debt securities from the Issuer may make a market in these debt securities. The underwriters will not be obligated, however, to make a market in the debt securities and may discontinue market-making at any time without notice to holders of debt securities. We cannot assure you that there will be liquidity in the trading market for any debt securities of any series.

                              LEGAL OPINIONS


     The validity of the debt securities offered by the Issuer and the guarantees offered by the Guarantor in this prospectus will be passed upon for the Issuer and the Guarantor by Steven L. Zelkowitz, Senior Vice President and Deputy General Counsel of the Guarantor. Mr. Zelkowitz has been granted options to purchase up to 146,000 shares of common stock of
the Guarantor.   Certain other legal matters will be passed upon for the
Issuer and the Guarantor by Dickstein Shapiro Morin & Oshinsky LLP, Washington, D.C., or other counsel identified in the prospectus supplement or term sheet. Frederick M. Lowther, a partner of Dickstein Shapiro Morin & Oshinsky LLP, serves as the General Counsel of the Guarantor and has been granted options to purchase up to 45,000 shares of the Guarantor's common stock. In addition, other Dickstein Shapiro Morin & Oshinsky LLP attorneys may be deemed to be beneficial owners of the Guarantor's common stock having a fair market value of approximately $50,000. Certain legal matters will be passed upon for any agents or underwriters by Simpson Thacher & Bartlett, New York, New York, or other counsel identified in the prospectus supplement or term sheet. Simpson Thacher & Bartlett also acts as counsel for us from time to time.


                                 EXPERTS


     Arthur Andersen LLP, independent accountants, audited certain financial statements for the nine months ended December 31, 1998 and related schedules incorporated by reference in this prospectus and elsewhere in the registration statement. These documents are incorporated by reference herein in reliance upon the authority of Arthur Andersen LLP, as experts in accounting and auditing in giving the report.

     Ernst & Young LLP, independent auditors, have audited the financial statements of Long Island Lighting Company as of March 31, 1998 and for the twelve months ended March 31, 1998, the three months ended March 31, 1997 and the twelve months ended December 31, 1996 and related schedule included in our Annual Report on Form 10-K, as amended, for the Transition Period from April 1, 1998 to December 31, 1998, as set forth in their Report, which is incorporated by reference, in this prospectus and elsewhere in the registration statement. These financial statements and schedule are incorporated by reference herein in reliance upon Ernst & Young LLP's report, given upon their authority, as experts in accounting and auditing.

----------------------------------------------------------------------------


                                 $400,000,000

                         KeySpan Gas East Corporation

                       7 7/8% Notes due February 1, 2010

                    Guaranteed Fully and Unconditionally by

                              KeySpan Corporation




                              ------------------
                              PRICING SUPPLEMENT
                              ------------------




                              Merrill Lynch & Co.

                             Chase Securities Inc.

                               J.P. Morgan & Co.




                               January 27, 2000


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